SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 2008
DIVISION OF MARKET REGULATION

U.
SECURITIES AN
Wast

08032188

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 28568

AB 7/30

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1\1\07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 01 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 7/31

OATH OR AFFIRMATION

I, John R. Lindsey, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Associated Securities Corp. (the "Company") as of December 31, 2007, and for the year then ended are true and correct. I further swear that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.

S. M. JONES
Commission # 1676376
Notary Public - California
Los Angeles County
My Comm. Expires Jun 19, 2010

Notary Public

Signature

Treasurer
Title

Table of Contents

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Exempt from requirements. See footnote #10 to the financial statements.)
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Exempt from requirements. See footnote #10 to the financial statements.)
(x)	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing see Section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Associated Securities Corp.:

We have audited the accompanying statement of financial condition of Associated Securities Corp. (the "Company"), a wholly owned subsidiary of Associated Financial Group, Inc., as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Associated Securities Corp. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2008

ASSOCIATED SECURITIES CORP.

(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
(Dollars in thousands, except par and stated value)

ASSETS	
Cash and cash equivalents	$ 3,200
Investments—at market value	1,553
Receivable from:	
Broker-dealers and clearing organizations	2,511
Others, net of allowances of $10	441
Fixed assets, net of accumulated depreciation and amortization of $502	209
Prepaid expenses	167
Other assets	105
Total assets	$ 8,186
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued commissions and advisory fees payable	$ 3,045
Accounts payable and accrued liabilities	476
Due to affiliates	1,565
Total liabilities	5,086
COMMITMENTS AND CONTINGENCIES (Notes 2 and 7)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value, $1 stated value; 1,484 shares authorized, issued and outstanding	630
Additional paid-in capital	2,570
Accumulated deficit	(100)
Total stockholder's equity	3,100
Total liabilities and stockholder's equity	$ 8,186

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Associated Securities Corp. (the "Company") was formed to operate as a nonclearing registered broker-dealer member of the Financial Industry Regulatory Authority ("FINRA"). The Company uses other brokers as clearing brokers on a fully disclosed basis. The Company's registered independent financial advisors ("FAs") sell investment and insurance products throughout the United States of America.

The Company is a wholly owned subsidiary of Associated Financial Group, Inc. ("AFG"), which is a wholly owned subsidiary of Pacific Select Group, LLC ("PSG"). On June 20, 2007, LPL Holdings, Inc. ("LPLH") and LPL Investment Holdings Inc. ("LPLIH") acquired PSG and its wholly owned subsidiaries from Pacific Life Insurance Company ("seller"). In connection with the acquisition, PSG changed its name to LPL Independent Advisor Services Group LLC, and became a wholly owned subsidiary of LPLH.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes, revenue and expense accruals, and other matters that affect the statement of financial condition and related disclosures. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest and non-interest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days that are not required to be segregated under federal or other regulations.

Investments—Securities are reflected on a trade-date basis at market value.

Receivable From Broker-Dealers and Clearing Organizations—Receivable from broker-dealers and clearing organizations primarily consists of commission and transaction-related receivables.

Receivable From Others—Receivable from others primarily consists of other accrued fees from financial advisors.

The following schedule shows the Company's activity in providing for an allowance for uncollectible amounts due from others (in thousands):

Beginning balance—January 1, 2007	$ 174
Provision for bad debts	7
Charge-offs—net of recoveries	(171)
Ending balance—December 31, 2007	$ 10

Fixed Assets—Computers and purchased software are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Computers and purchased software are depreciated over a period of three years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Income Taxes— In preparing the statement of financial condition, the Company estimates the income tax expense based on the various jurisdictions where the Company conducts business. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, and newly enacted statutory, judicial, and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to the Company for any particular reporting period.

The Company is included in the consolidated federal and certain state income tax returns filed by LPLIH.

On December 21, 2007, the Company entered into a new income tax sharing agreement with LPLH and LPLIH. In accordance with the terms of the agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company would have shown on its financial statements if it had filed separate financial statements in accordance with GAAP, less the amount of income tax benefit associated with items that are excluded from the calculation of the total provision for income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes* ("SFAS 109"). Since the agreement calls for a cash settlement based on the total income tax provision, the Company will no longer reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities. The Company had $784,000 receivable from LPLH under this agreement as of December 31, 2007, which has been included in due to affiliates in the accompanying statement of financial condition. For tax purposes, LPLH and LPLIH treated the June 20, 2007 acquisition of PSG and its wholly owned subsidiaries as an asset purchase. The Company's predecessor deferred tax positions were reversed as a result of this 338(h)(10) election.

Additionally, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48") at the beginning of fiscal year 2007, which clarifies the accounting uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 requires the Company to recognize in the financial statements the tax effects of a position only if it is "more likely than-not" to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. The adoption of FIN 48 did not have an impact on the Company's statement of financial condition.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Commitments and Contingencies —The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Management evaluates all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in the Company's income tax returns filed with the Internal Revenue Service and state and local tax authorities. Contingencies that management believes are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of FIN 48.

Recently Issued Accounting Pronouncements— In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements in a business combination for how the acquirer recognizes and measures in the Company's financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration (e.g., by contract alone or through the lapse of minority veto rights). SFAS 141(R) applies prospectively to business combinations for which the acquisition date occurred on or after December 1, 2009.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"). This standard permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its statement of financial condition.

In September 2006, the FASB issued Statement of SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements, which is expected to result in increased consistency and comparability in fair value measurements and disclosures. Subsequent to the issuance of SFAS 157, the FASB issued FASB Staff Position No. FAS 157-1 and No. FAS 157-2, which scope out the lease classification measurements under SFAS No. 13, *Accounting for Leases*, from SFAS 157 and delays the effective date on SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The provisions of FAS 157 are not expected to have a material impact on the Company's financial condition; however, additional disclosures will be required.

3. INVESTMENTS

At December 31, 2007, investments consist of $1.55 million of mutual funds which are recorded at market value.

4. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2007, receivable from broker-dealers and clearing organizations are as follows (in thousands):

Receivables:		
Receivable from broker-dealers	$	2,403
Receivable from clearing organizations		108
Total receivables	$	2,511

5. FIXED ASSETS

The components of fixed assets at December 31, 2007 are as follows (in thousands):

Computers and software	$	711
Accumulated depreciation and amortization		(502)
Fixed assets—net	$	209

6. INCOME TAXES

The adoption of FIN 48 does not have an impact on the Company's provision for income taxes, and as result there are no unrecognized tax benefits. The tax years of 2003-2007 remain open by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the income tax sharing agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

7. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office equipment at its headquarters location under various operating leases. These leases are generally subject to scheduled base rent and maintenance costs. As of December 31, 2007, the Company had no operating lease commitments with remaining terms greater than one year.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company.

The Company recognizes a liability for legal indemnification and defense costs when it believes it is probable a liability has occurred and the amount can be reasonably estimated. Under the provisions of the purchase and sale agreement, Pacific Life Insurance Company has indemnified the Company of any legal matters that existed at or prior to the date of acquisition. The Company will record receivables for indemnifications at the time such amounts are acknowledged by the seller.

8. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "plan") sponsored by LPL Financial Corporation, an affiliate and wholly owned subsidiary of LPLH. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the plan or 10% of the employee's total compensation.

Prior to June 20, 2007, the Company participated in a defined contribution 401(k) Retirement Incentive Savings Plan ("RISP") provided by Pacific Life Insurance Company, which provided two retirement benefits. The Company matched 75% of employee contributions, up to a maximum of 6% of eligible employee compensation up to the Internal Revenue Service maximum allowable amount. Additionally, effective January 1, 2006, the Company's eligible employees began receiving a retirement benefit in the form of employer contributions to the RISP.

9. RELATED-PARTY TRANSACTIONS

AFG charges the Company for certain services such as payroll, 401(k) employer matching contributions and employee benefits. At December 31, 2007, the Company owed $2.35 million to AFG for these services, which have been included as due to affiliates on the accompanying statement of financial condition. Such amounts are non-interest bearing and payable upon demand.

The Company provides AFG and Associated Planners Investment Advisory, Inc., an affiliate and wholly owned subsidiary of AFG, with general and administrative services.

Mutual Service Corporation, a sister affiliate and wholly owned subsidiary of PSG, provides certain back-office services for the Company's advisor platform.

The Company's FAs sell life insurance, annuities, and mutual fund products that are sponsored by Pacific Life Insurance Company, a common stockholder of LPLIH.

In conjunction with the sale of PSG to LPLH and LPLIH, Pacific Life Insurance Company has committed to provide retention plan distributions to employees and FAs of PSG's broker-dealer subsidiaries who remain with the Company through March 31, 2008.

10. NET CAPITAL AND REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2007, the Company had net capital of $1,787,000, which was $1,537,000 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a Determination of Reserve Requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for Brokers or Dealers under Rule 15c3-3.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers. The Company introduces these customer transactions for clearance through an independent clearing broker on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing broker provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and seeks to control the aforementioned risks by requiring the FA to compensate the Company for nonperformance by the customer.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 27, 2008

Associated Securities Corp.
222 N. Sepulveda Blvd., Suite 1800
El Segundo, California 90245

In planning and performing our audit of the financial statements of Associated Securities Corp. (the "Company") as of for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END